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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January, 2003

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

            Luscar Coal Ltd.                      Luscar Energy Partnership
            1600 Oxford Tower
           10235 - 101 Street                         1133 Yonge Street
            Edmonton, Alberta                         Toronto, Ontario
             Canada T5J 3G1                            Canada, M4T 2Y7
             (780) 420-5810                            (416) 934-7655
 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---          ---

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---

         If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82- .

         The following documents are included in this Form 6-K:

         Press Release related to the Registrants issued by Fording Inc., Sherritt International Corporation, Ontario Teachers' Pension Plan Board, Teck Cominco Limited and Westshore Terminals Income Fund dated January 13, 2003 announcing Multi-Party Agreement Regarding Fording, Teck Cominco and Sherritt/Teachers'/CONSOL to Combine Assets to Form a Major World Competitor in Metallurgical Coal.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LUSCAR COAL LTD.



Date: January 14, 2003                      By  /s/ JOSEPH W. BRONNEBERG
                                              ---------------------------------
                                            Name:   Joseph W. Bronneberg
                                                 ------------------------------
                                            Title:  Vice-President, Finance
                                                  -----------------------------



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         LUSCAR ENERGY PARTNERSHIP



Date: January 15, 2003                   By   /s/ JOWDAT WAHEED
                                            ------------------------------------
                                         Name:    Jowdat Waheed
                                               ---------------------------------
                                         Title:   Vice President
                                               ---------------------------------
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                                  Exhibit Index

1.1 Press Release issued by Fording Inc., Sherritt International Corporation, Ontario Teachers' Pension Plan Board, Teck Cominco Limited and Westshore Terminals Income Fund dated January 13, 2003 announcing Multi-Party Agreement Regarding Fording, Teck Cominco and Sherritt/Teachers'/CONSOL to Combine Assets to Form a Major World Competitor in Metallurgical Coal.